Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2014

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	For the three months ended March 31,
		2014	2013

Revenue		$85,004	$132,910
Cost of sales excluding depreciation and amortization	14	84,296	96,118
Depreciation and amortization		6,616	16,479
Mine operating (loss)/margin		(5,908)	20,313

Other expenses/(income)
Exploration expense		84	642
General and administrative		5,706	7,430
Property holding costs		—	3,086
Finance expense, net	15	2,419	1,921
Other income		(23)	(161)
Loss/(gain) on fair value of 5% Convertible Debentures	4	10,174	(7,646)
(Loss)/income before tax		(24,268)	15,041
Income tax expense	7	85	7,119
Net (loss)/income		$(24,353)	$7,922
Net loss attributable to non-controlling interest		(1,989)	(83)
Net (loss)/income attributable to Golden Star shareholders		$(22,364)	$8,005

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	13	$(0.09)	$0.03
Weighted average shares outstanding-basic (millions)		259.2	259.1
Weighted average shares outstanding-diluted (millions)		259.2	259.7
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended March 31,
	2014	2013

OTHER COMPREHENSIVE (LOSS)/INCOME
Net (loss)/income	$(24,353)	$7,922
Unrealized loss on investments, net of taxes	—	(5,618)
Comprehensive (loss)/income	(24,353)	2,304
Comprehensive loss attributable to non-controlling interest	(1,989)	(83)
Comprehensive (loss)/income attributable to Golden Star shareholders	$(22,364)	$2,387
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
		March 31,	December 31,
	Notes	2014	2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$57,822	$65,551
Accounts receivable		9,358	8,200
Inventories	5	68,673	67,725
Prepaids and other		6,117	6,852
Total Current Assets		141,970	148,328
RESTRICTED CASH		2,034	2,029
PLANT AND EQUIPMENT	6	82,370	83,850
MINING PROPERTIES	6	89,818	81,343
EXPLORATION AND EVALUATION ASSETS		9,747	9,747
INTANGIBLE ASSETS		78	446
Total Assets		$326,017	$325,743

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$113,772	$108,983
Current portion of rehabilitation provisions	9	8,833	7,783
Current tax liability		8,336	9,506
Current portion of long term debt	10	12,142	10,855
Total Current Liabilities		143,083	137,127
LONG TERM DEBT	10	100,686	83,387
REHABILITATION PROVISIONS	9	78,623	78,527
DEFERRED TAX LIABILITY	7	85	—
Total Liabilities		322,477	299,041
Commitments and contingencies	11

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized.		695,122	694,906
CONTRIBUTED SURPLUS		30,321	29,346
DEFICIT		(674,908)	(652,544)
Total Golden Star Equity		50,535	71,708
NON-CONTROLLING INTEREST		(46,995)	(45,006)
Total Equity		3,540	26,702
Total Liabilities and Shareholders' Equity		$326,017	$325,743
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		For the three months ended March 31,
	Notes	2014	2013

OPERATING ACTIVITIES:
Net (loss)/income		$(24,353)	$7,922
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		6,616	16,479
Gain on sale of assets		—	(72)
Loss on retirement of asset		43	—
Share-based compensation	12	1,438	1,479
Deferred income tax expense/(recovery)	7	85	(3,187)
Loss/(gain) on fair value of 5% Convertible Debentures	4	10,174	(7,646)
Accretion of rehabilitation provisions		436	148
Reclamation expenditures		(667)	(883)
Changes in working capital	18	4,219	(2,325)
Net cash (used in)/provided by operating activities		(2,009)	11,915
INVESTING ACTIVITIES:
Additions to mining properties		(11,073)	(23,841)
Additions to plant and equipment		(1,139)	(3,553)
Change in accounts payable and deposits on mine equipment and material		(1,915)	(730)
Increase in restricted cash		(5)	—
Proceeds from sale of assets		—	72
Net cash used in investing activities		(14,132)	(28,052)
FINANCING ACTIVITIES:
Principal payments on debt		(1,650)	(1,879)
Proceeds from debt agreements and equipment financing		10,062	—
Exercise of options		—	152
Net cash provided by/(used in) financing activities		8,412	(1,727)
Decrease in cash and cash equivalents		(7,729)	(17,864)
Cash and cash equivalents, beginning of period		65,551	78,884
Cash and cash equivalents, end of period		$57,822	$61,020
See Note 18 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except shares data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2012	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,384)	$328,176
Shares issued under options/DSU's	90,000	254	(102)	—	—	—	152
Options granted net of forfeitures	—	—	1,022	—	—	—	1,022
DSU's granted	—	—	193	—	—	—	193
Unrealized loss on investments	—	—	—	(5,618)	—	—	(5,618)
Net income	—	—	—	—	8,005	(83)	7,922
Balance at March 31, 2013	259,105,970	$694,906	$27,417	$638	$(378,647)	$(12,467)	$331,847

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$—	$(652,544)	$(45,006)	$26,702
Shares issued under DSU's	268,909	216	(216)	—	—	—	—
Options granted net of forfeitures	—	—	1,011	—	—	—	1,011
DSU's granted	—	—	180	—	—	—	180
Net income and other comprehensive income	—	—	—	—	(22,364)	(1,989)	(24,353)
Balance at March 31, 2014	259,374,879	$695,122	$30,321	$—	$(674,908)	$(46,995)	$3,540
There were no treasury shares held as of December 31, 2013 or March 31, 2014.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the New York Stock Exchange (the "NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Father Brown open-pit gold mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including IAS 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the board of directors of the Company on May 6, 2014.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, and financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.
IAS 32 Financial instruments: presentation was amended to clarify the requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amounts of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discountinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2014 and December 31, 2013:

		March 31, 2014		December 31, 2013
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$57,482	$57,482	$47,308	$47,308
There were no non-recurring fair value measurements of financial instruments as at March 31, 2014.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the NYSE MKT for a historical period equal to the remaining life of the Convertible Debentures. Investors trading in these instruments would normally cap the volatility used in the Black-Scholes model. To be consistent, the Company has set a weekly volatility in the calculation at 40%. Inputs used to determine the fair value on March 31, 2014 and December 31, 2013 were as follows:

	March 31, 2014	December 31, 2013
5% Convertible Debentures
Risk free interest rate	0.9%	1.3%
Risk premium	16.0%	21.0%
Volatility	40.0%	40.0%
Remaining life (years)	3.2	3.4

The following table presents the changes in the Level 3 investments for the three months ended March 31, 2014:

Fair value
Balance, December 31, 2013	$47,308
Loss in the period included in earnings	10,174
Balance, March 31, 2014	$57,482
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures and the related loss in the consolidated statement of operations would decrease by $7.6 million. In general, an increase in risk premium would decrease the loss on fair value of the 5% Convertible Debentures.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	March 31,	December 31,
	2014	2013
Stockpiled ore	$12,345	$10,389
In-process	11,007	9,926
Materials and supplies	45,321	47,410
Total	$68,673	$67,725
The cost of inventories expensed for the three months ended March 31, 2014 and 2013 was $80.0 million and $89.5 million respectively.
There were $1.0 million of inventories written off during the three months ended March 31, 2014. For the comparable period in 2013, $2.8 million of inventories were written off.
6. PLANT AND EQUIPMENT AND MINING PROPERTIES
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Total
Cost
As of December 31, 2013	$466,811	$711,714	$1,178,525
Additions	1,139	11,073	12,212
Change in rehabilitation provision estimate	—	1,377	1,377
Disposals and other	(1,037)	—	(1,037)
As of March 31, 2014	$466,913	$724,164	$1,191,077

Accumulated depreciation
As of December 31, 2013	$382,961	$630,371	$1,013,332
Depreciation and amortization	2,575	3,975	6,550
Disposals and other	(993)	—	(993)
As of March 31, 2014	$384,543	$634,346	$1,018,889

Carrying amount
As of December 31, 2013	$83,850	$81,343	$165,193
As of March 31, 2014	$82,370	$89,818	$172,188

As at March 31, 2014, equipment under finance leases had net carrying amounts of $5.0 million. The total minimum lease payments are disclosed in Note 10 - Debt.
There was no interest capitalized to plant and equipment and mining properties in the periods shown above.
As at March 31, 2014, there was $5.6 million (December 31, 2013 - $8.1 million) of construction in progress in plant and equipment on which depreciation has not been charged. As at March 31, 2014, there was $48.2 million (December 31, 2013 - $37.1 million) of construction in progress in mining properties on which depreciation has not been charged.
7. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	For the three months ended March 31,
	2014	2013
Current expense:
Canada	$—	$—
Foreign	—	10,306
Deferred tax recovery:
Canada	—	—
Foreign	85	(3,187)
Tax expense	$85	$7,119

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31,	December 31,
	2014	2013
Trade and other payables	$63,371	$61,188
Accrued liabilities	45,859	41,352
Payroll related liabilities	4,542	6,443
Total	$113,772	$108,983

9. REHABILITATION PROVISIONS
At March 31, 2014, the total undiscounted amount of the estimated future cash needs was estimated to be $95.9 million. A discount rate of 2% was used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the three months ended March 31,	For the year ended December 31,
	2014	2013
Beginning balance	$86,310	$63,319
Accretion of rehabilitation provisions	436	592
Changes in estimates	1,377	28,056
Cost of reclamation work performed	(667)	(5,657)
Balance at the end of the period	$87,456	$86,310

Current portion	$8,833	$7,783
Long term portion	78,623	78,527
Total	$87,456	$86,310

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	March 31,	December 31,
	2014	2013
Current debt:
Equipment financing credit facility	$4,746	$5,218
Ecobank Loan net of loan fees	6,667	4,752
Finance leases	729	885
Total current debt	$12,142	$10,855
Long term debt:
Equipment financing credit facility	$7,151	$8,150
Ecobank Loan net of loan fees	32,248	24,101
Finance leases	3,805	3,828
5% Convertible Debentures at fair value (see Note 4)	57,482	47,308
Total long term debt	$100,686	$83,387
Schedule of payments on outstanding debt as of March 31, 2014:

	Nine months ending December 31,
	2014	2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$3,747	$4,317	$2,761	$931	$141	2013 to 2018
Interest	514	417	180	34	4

Ecobank Loan
Principal	6,764	9,020	9,020	9,020	6,176	2018
Interest	2,916	2,798	1,958	1,107	267

Finance leases
Principal	706	948	1,016	1,088	776	2018
Interest	221	239	172	100	24

5% Convertible Debentures
Principal	—	—	—	77,490	—	June 1, 2017
Interest	3,875	3,875	3,875	1,937	—
Total	$18,743	$21,614	$18,982	$91,707	$7,388
11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $1.0 million, all of which are expected to be incurred within the next nine months.

12. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	For the three months ended March 31,
	2014	2013
Share-based compensation	$1,438	$1,479
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the three months ended March 31, 2014 and 2013 were based on the weighted average assumptions noted in the following table:

	For the three months ended March 31,
	2014	2013
Expected volatility	78.08%	59.2%
Risk-free interest rate	1.50%	0.46%
Expected lives	6.12 years	4.55 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the three months ended March 31, 2014 was $0.59 (three months ended March 31, 2013 - $0.79). As at March 31, 2014, there was $1.9 million of share-based compensation expense (March 31, 2013 - $2.3 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Plan during the three months ended March 31, 2014 are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2013	12,848	2.45	5.5
Granted	3,616	0.87	9.9
Outstanding as of March 31, 2014	16,464	2.10	6.2

Exercisable as of December 31, 2013	9,046	2.70	5.4
Exercisable as of March 31, 2014	11,792	2.45	5.5
Share Bonus Plan
There were no bonus shares issued during the three months ended March 31, 2014.
Deferred share units (DSUs)
For the three months ended March 31, 2014, the DSUs that were granted vested immediately and a compensation expense of $0.18 million was recognized for these grants (three months ended March 31, 2013 - $0.2 million). As of March 31, 2014, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the three months ended March 31, 2014 and 2013:

	For the three months ended March 31,
	2014	2013
Number of DSUs, beginning of period	1,381,593	388,059
Grants	358,964	112,654
Exercises	(268,909)	—
Number of DSUs, end of period	1,471,648	500,713

Share appreciation rights (SARs)
As of March 31, 2014, there was approximately $1.4 million (March 31, 2013 - $2.6 million) of total unrecognized compensation cost related to unvested SARs. For the three months ended March 31, 2014, the Company recognized an expense of $0.1 million related to these cash based awards (three months ended March 31, 2013 - $0.3 million expensed).
A summary of the SARs activity during the years ended March 31, 2014 and 2013:

	For the three months ended March 31,
	2014	2013
Number of SARs, beginning of period ('000)	3,027	1,079
Grants	460	1,940
Forfeited	—	(87)
Number of SARs, end of period ('000)	3,487	2,932
Performance share units
On January 1, 2014, the Company adopted a Performance Share Unit (“PSU”) Plan, and granted 2,474,905 units.  Each PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three year performance period, to the extent performance and vesting criteria have been met.  The PSUs that were granted in the first quarter of 2014 vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense.  For the three months ended March 31, 2014, the Company recorded $0.1 million of compensation expense.
13. (LOSS) / EARNINGS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31,
	2014	2013
Net (loss)/income attributable to Golden Star shareholders	$(22,364)	$8,005

Weighted average number of basic shares (millions)	259.2	259.1
Dilutive securities:
Options	—	0.1
Deferred stock units	—	0.5
Weighted average number of diluted shares (millions)	259.2	259.7

(Loss)/earnings per share attributable to Golden Star shareholders:
Basic and diluted	$(0.09)	$0.03
14. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the three months ended March 31,
	2014	2013
Mine operating expenses	$82,933	$90,332
Operating costs to metal inventory	(2,892)	(866)
Royalties	4,255	6,652
	$84,296	$96,118

15. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	For the three months ended March 31,
	2014	2013
Interest income	$(5)	$(11)
Interest expense	2,009	1,256
Net foreign exchange (gain)/losses	(21)	528
Accretion of rehabilitation provision	436	148
	$2,419	$1,921
16. RELATED PARTY TRANSACTIONS
There were no other material related party transactions for the three months ended March 31, 2014 and 2013 other than the item disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	For the three months ended March 31,
	2014	2013
Salaries, wages, and other benefits	$596	$493
Bonus	868	750
Share-based compensation	576	809
	$2,040	$2,052

17. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

For the three months ended March 31,	Wassa	Bogoso	Other	Corporate	Total
2014
Revenue	$44,909	$40,095	$—	$—	$85,004
Mine operating expenses	34,076	48,857	—	—	82,933
Operating costs from metal inventory	(806)	(2,086)	—	—	(2,892)
Royalties	2,248	2,007	—	—	4,255
Cost of sales excluding depreciation and amortization	35,518	48,778	—	—	84,296
Depreciation and amortization	3,873	2,743	—	—	6,616
Mine operating margin	5,518	(11,426)	—	—	(5,908)
Income tax expense	85	—	—	—	85
Net loss attributable to non-controlling interest	16	(2,005)	—	—	(1,989)
Net (loss)/income attributable to Golden Star	$2,177	$(8,330)	$(72)	$(16,139)	$(22,364)

Capital expenditures	$4,144	$8,068	$—	$—	$12,212

2013
Revenue	$74,957	$57,953	$—	$—	$132,910
Mine operating expenses	35,973	54,359	—	—	90,332
Operating costs to metal inventory	1,121	(1,987)	—	—	(866)
Royalties	3,753	2,899	—	—	6,652
Cost of sales excluding depreciation and amortization	40,847	55,271	—	—	96,118
Depreciation and amortization	12,139	4,340	—	—	16,479
Mine operating margin	21,971	(1,658)	—	—	20,313
Income tax expense	7,119	—	—	—	7,119
Net income/(loss) attributable to non-controlling interest	1,521	(1,604)	—	—	(83)
Net income/(loss) attributable to Golden Star	$12,511	$(3,933)	$(524)	$(49)	$8,005

Capital expenditures	$10,493	$16,898	$—	$3	$27,394

	Wassa	Bogoso	Other	Corporate	Total
March 31, 2014
Total assets	$142,782	$159,115	$818	$23,302	$326,017

December 31, 2013
Total assets	$138,653	$155,709	$753	$30,628	$325,743
18. SUPPLEMENTAL CASH FLOW INFORMATION
During the three months ended March 31, 2014, $1.2 million was paid for income taxes (three months ended March 31, 2013 - $8.3 million). The Company paid $0.7 million for interest during the three months ended March 31, 2014 (three months ended March 31, 2013 - $0.3 million).

Changes in working capital for the three months ended March 31, 2014 and 2013 are as follows:

	For the three months ended March 31,
	2014	2013
Increase in accounts receivable	$(1,158)	$(84)
Increase in inventories	(660)	(5,335)
Decrease in prepaids and other	610	1,253
Increase in accounts payable and accrued liabilities	6,597	1,322
(Decrease)/increase in current tax liability	(1,170)	519
Total changes in working capital	$4,219	$(2,325)